Exhibit 4.1

UCOMMUNE INTERNATIONAL LTD

Floor 8, Tower D

No.2 Guang Hua Road

Chaoyang District, Beijing

People’s Republic of China, 100026

January 24, 2023

JAK Opportunities LLC

17 State Street, 2100

New York, New York 10004

Re: Debenture

Dear Sirs and Madams:

Reference is made to the Debenture, dated January 26, 2022 and amended on March 1, 2022, August 29, 2022 and October 25, 2022 (the “Debenture”), between Ucommune International Ltd and JAK Opportunities LLC (the “Holder”), as the holder thereof. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Debenture.

1.	Upon execution of this letter agreement, the “Maturity Date” under and as defined in the Debenture shall be amended and restated from January 25, 2023 to July 25, 2023.

2.	Effective on February 7, 2023, unless Nasdaq objects to any of following amendments prior to such date:

(i) Section 4(b) of the Debenture shall be amended and restated as follows:

“b) Conversion Price. The conversion price (the “Conversion Price”) in effect on any Conversion Date shall be $1.30, subject to adjustment herein.”

(ii) Section 9(j) of the Debenture shall be amended and restated as follows:

“j) Floor for Conversion Price of the Debentures. Notwithstanding anything to the contrary in the Transaction Documents, the Conversion Price of the Debentures shall in no event be lower than $1.30 (the “Floor Price”). The Floor Price shall be proportionately decreased upon a stock split or share subdivision of Ordinary Shares, and shall be proportionately increased in the case of a reverse stock split or share combination of Ordinary Shares. The Company agrees that while the Debentures remain outstanding, it will not issue Ordinary Shares or Ordinary Share Equivalents at a price per share or with a conversion or exercise price per share, as applicable, that is below the Floor Price without the prior written consent of the Holder.”

For the avoidance of doubt, the amended Conversion Price in Section 4(b) above and the amended Floor Price in Section 9(j) above have already been adjusted to reflect the share consolidation on April 22, 2022, in which every 20 ordinary shares with par value of US$0.0001 were consolidated into one ordinary share with par value of US$0.002.

The Debenture and this letter agreement shall be read together and shall have the same effect as if the Debenture and this letter agreement were contained in one document. Except as expressly modified by this letter agreement, the terms and obligations of the Debenture and the Transaction Documents remain unchanged and the Debenture and Transaction Documents shall continue in full force and effect.

This letter agreement shall be governed by, construed and enforced in accordance with, the laws of the State of New York, without regard to the conflict of laws principles thereof.

If you are in agreement with the foregoing, please have this letter agreement executed by your authorized representative and return a copy to the undersigned.

Very Truly Yours,

UCOMMUNE INTERNATIONAL LTD

By:	/s/ Siyuan Wang
Name:	Siyuan Wang
Title:	CFO

Confirmed and Agreed to:

JAK Opportunities LLC

By:	/s/ Antonio Ruiz-Gimenez
Name:	Antonio Ruiz-Gimenez
Title:	Managing Member

[Signature Page to Debenture Amendment]